UNDERTAKING AND NOTICE OF ASSUMPTION

To:	OLD MARITIME CORPORATION LIMITED, formerly known as THE MARITIME LIFE ASSURANCE COMPANY (“Maritime Life”)

And to:	MARITIME LIFE CANADIAN FUNDING (“MLCF”), a trust formed under the laws of Ontario represented by its trustee THE CANADA TRUST COMPANY (the “Issuer Trustee”)

And to:	THE CANADA TRUST COMPANY (acting in its personal capacity) (in such capacity “Canada Trust”)

And to:
RBC DOMINION SECURITIES INC., BMO NESBITT BURNS INC., CIBC WORLD MARKETS INC., SCOTIA CAPITAL INC., TD SECURITIES INC., HSBC SECURITIES (CANADA) INC. and NATIONAL BANK FINANCIAL INC. (collectively, the “Dealers”)

And to:	COMPUTERSHARE TRUST COMPANY OF CANADA, as indenture trustee (in such capacity, the “Indenture Trustee”)

And to:	RBC DOMINION SECURITIES INC., as promoter (the “Promoter”)

And to:	THE MANUFACTURERS LIFE INSURANCE COMPANY (“Manufacturers Life”)

Dated:	January 29, 2007

Reference is made to the master programme agreement (the “Master Programme Agreement”) dated as of December 21, 2001 among Maritime Life, MLCF, Canada Trust, the Dealers, the Promoter and the Indenture Trustee (collectively, the “Existing Parties”) and the Undertaking and Notice of Assumption (the “MLI Undertaking”) dated December 30, 2004 made and delivered by Manufacturers Life in favour of the Existing Parties. Capitalized terms used in this Undertaking and Notice of Assumption (this “Undertaking”) and not defined herein have the meanings specified in the Master Programme Agreement, including if incorporated by reference therein.

This Undertaking is given to the Existing Parties to advise of certain matters relating to the obligations and liabilities of Maritime Life and Manufacturers Life under the agreements described in Schedule 1 hereto, as such obligations and liabilities were supplemented by the MLI Undertaking (the “Maritime Life/MLI Obligations”) in light of the following facts (the “Background Facts”):

(a)
Certain annuity-backed notes (“Notes”) issued by MLCF, presently consisting of $200,000,000 5.390% Annuity-Backed, Secured, Limited Recourse Notes, Series 2002-2 issued March 12, 2002 and payable March 12, 2007; and $200,000,000
4.551% Annuity-Backed, Secured, Limited Recourse Notes, Series 2003-1 issued November 12, 2003 and payable November 12, 2008, are serviced by the cashflows from annuities (“Annuities”) issued by Maritime Life and certain related contractual rights.

(b)	Maritime Life’s obligations under the Maritime Life/MLI Obligations were incurred in connection with the creation and issuance by Maritime Life of the Annuities and by MLCF of the Notes.

(c)
Maritime Life became an indirect subsidiary of Manulife Financial Corporation (“MFC”) on April 28, 2004 as a result of the merger of a subsidiary of MFC and John Hancock Financial Services, Inc. John Hancock Canadian Holdings Limited, a wholly owned subsidiary of John Hancock Financial Services Inc., owns all of the common shares of Maritime Life. As a result of these transactions, MFC became the indirect owner of all of the common shares of Maritime Life.

(d)
MFC has combined the operations of certain of its Canadian insurance subsidiaries into a single Canadian insurance company in order to simplify the capital structure of the overall organization (the “Reorganization”). In connection therewith, on December 29, 2004 Maritime Life transferred its business to a transferee company formed under the name “MFC Insurance Company Limited” (“New MFC Insurance”) pursuant to the Insurance Companies Act (Canada) (the “ICA”) upon the amalgamation of certain of MFC’s other insurance subsidiaries (namely, MFC Insurance Company Limited, Manulife International Capital Corporation and 3550435 Canada Inc.). On December 30, 2004, New MFC Insurance was amalgamated with The Manufacturers Life Insurance Company to form Manufacturers Life pursuant to the ICA. As a result, Manufacturers Life assumed, as an additional obligor, all of Maritime Life’s obligations and liabilities, including under the Annuities and the other Maritime Life/MLI Obligations.

(e)
Notwithstanding the Reorganization, Maritime Life continues to be obligated under the Maritime Life/MLI Obligations and a specific contractual release of Maritime Life’s policies and other obligations was not requested or provided. Maritime Life has continued its corporate existence under the Companies Act (Nova Scotia) but is no longer an insurance company, is no longer rated by any Rating Agency and is no longer a “reporting issuer” under applicable securities laws.

(f)
The terms of the Annuities, including their maturity, payment and annuity rate provisions, obligate Manufacturers Life to make payments that are sufficient to satisfy MLCF’s principal, interest and other payment obligations (if any) under the Notes. The Annuities are unsecured obligations of Manufacturers Life and, in the event that Manufacturers Life becomes subject to an insolvency proceeding, its obligations (including its obligations under the Annuities) will be subject to the provisions of the Winding-up and Restructuring Act (Canada), which establish the priority of claims against the estate of an insolvent Canadian insurance company (including the priority of claims of policyholders ahead of the claims of ordinary unsecured creditors).

(g)
Manufacturers Life made an application to the applicable Securities Commissions for, and has obtained, an exemption (the “CD Relief”) from the requirements of securities legislation to file and deliver, as applicable, audited annual and unaudited interim financial statements together with related management’s discussion and analysis, an annual information form, press releases and material change reports in the case of material changes that are also material changes in the affairs of MFC, and other material contracts. Manufacturers Life will continue to file annual audited financial statements prepared in accordance with Canadian generally accepted accounting principles and certain selected comparative financial information of Manufacturers Life will be filed by MFC on a quarterly basis. In connection with such application, MFC has entered into a guarantee (the “Guarantee”) dated the date hereof in favour of the Trust in respect of Manufacturers Life’s obligations under the Annuities and proposes to provide this Undertaking.

This Undertaking confirms MFC’s assumption, as an additional obligor, of the Maritime Life/MLI Obligations, other than those obligations guaranteed by MFC pursuant to the Guarantee. In addition, where appropriate, this Undertaking supplements the Maritime Life/MLI Obligations to ensure that provisions analogous to the Maritime Life/MLI Obligations will have effect with respect to MFC for the benefit of the Existing Parties and, indirectly, the holders of Notes.

NOW THEREFORE, for good and valuable consideration received by MFC from each of the Existing Parties, the receipt and sufficiency of which is hereby acknowledged by MFC, MFC hereby undertakes and agrees as follows:

1.	MFC represents and warrants as of the date hereof to each of the Existing Parties that:

(a)	the Background Facts are accurate;

(b)	the CD Relief is not prejudicial to, and does not have an adverse effect on, MLCF or the holders of Notes;

(c)	MFC’s outstanding $350,000,000 principal amount of 4.67% medium term notes due March 28, 2013 are rated AA (low) by Dominion Bond Rating Service and AA by Standard & Poor’s;

(d)
MFC has delivered undertakings to the Ontario Securities Commission, the Alberta Securities Commission and the Manitoba Securities Commission confirming that, for so long as Manufacturers Life qualifies for the CD Relief, MFC will be considered a “responsible issuer” for purposes of determining MFC’s liability for secondary market disclosure under the securities legislation of those provinces as if the Notes were an “issuer’s security” of MFC;

(e)
Manufacturers Life has delivered undertakings to the Ontario Securities Commission, the Alberta Securities Commission and the Manitoba Securities Commission confirming that, for so long as MLCF qualifies for the exemptive relief in the decisions granted by the applicable Securities Commissions on March 11, 2005, as varied on January 22, 2007, relating to certain continuous disclosure obligations of MLCF, Manufacturers Life will be considered a “responsible issuer” for purposes of determining Manufacturers Life’s liability for secondary market disclosure under the securities legislation of those provinces as if the Notes were an “issuer’s security” of Manufacturers Life;

(f)	MFC has delivered an undertaking to the Ontario Securities Commission that, as soon as practicable after the granting of the CD Relief, MFC will take the following steps:

(i)	MFC will enter into the Guarantee; and

(ii)	MFC will enter into this Undertaking, and that MFC will use its best efforts to complete such steps within five business days of the decision granting the CD Relief;

(g)
MFC’s obligations under the Guarantee and pursuant to this Undertaking will be subject to the termination thereof (except in respect of any demand previously made on MFC thereunder) upon the earliest to occur of:

(i)	unless MFC and MLI agree to the contrary, the date that no Annuities are outstanding or no obligations under this Undertaking are outstanding;

(ii)	the date that MFC no longer owns, directly or indirectly, all of the outstanding common shares of MLI;

(iii)	the date that MLCF ceases to be a reporting issuer, or the equivalent thereof, in all of the provinces of Canada; and

(iv)	the date that MLI commences filing with applicable Securities Commissions:

(A)
audited annual financial statements including management’s discussion and analysis thereon required by sections 4.1 and 5.1 of National Instrument 51-102 − Continuous Disclosure Obligations (“NI 51-102”);

(B)	unaudited interim financial statements including management’s discussion and analysis thereon required by sections 4.3 and 5.1 of NI 51-102;

(C)	an annual information form required by section 6.1 of NI 51-102;

(D)	press releases and material change reports required by section 7.1 of NI 51-102 in the case of material changes that are also material changes in the affairs of MFC; and

(E)	other material contracts required by section 12.2 of NI 51-102; and

(h)	the representations and warranties set forth in Schedule 2 are true and correct.

2.	Promptly upon request by any Existing Party, MFC undertakes to deliver or cause to be delivered a certified copy of its Organizational Documents to such Existing Party.

3.
MFC undertakes and agrees that, effective from the date hereof and until terminated in accordance with Section 6 hereof, MFC shall be obligated as an additional obligor under, and shall be liable to pay, perform, satisfy and otherwise discharge, the Maritime Life/MLI Obligations, other than those obligations guaranteed by MFC pursuant to the Guarantee. Such undertaking and agreement shall apply on the following basis:

(a)
the assumption and discharge of the Maritime Life/MLI Obligations by MFC shall extend to and include any and all duties, obligations and liabilities of Maritime Life and Manufacturers Life thereunder (whether known or unknown, present or future), including those in connection with the Annuities, together with all outstanding losses, whether reported or unreported, arising therefrom;

(b)
the payment, performance, satisfaction or discharge of a Maritime Life/MLI Obligation by MFC shall be deemed to constitute payment, performance, satisfaction or discharge of such Maritime Life/MLI Obligation by Maritime Life and Manufacturers Life; and

(c)
by assuming the duties, obligations and liabilities under any Maritime Life/MLI Obligation that requires that an action be taken by or in respect of Maritime Life or Manufacturers Life, MFC shall be obligated to cause Maritime Life or Manufacturers Life, as the case may be, to perform such action or, in the alternative, to perform such obligation itself, and, except as may be agreed to by the relevant Existing Parties, references in the Maritime Life/MLI Obligations to “Maritime Life” or “Manufacturers Life” shall continue unamended and without substitution, and MFC further undertakes and agrees that MFC will not, in any action or proceeding relating to the foregoing duties, obligations and liabilities so assumed, set up or assert any defence that would not have been available to Maritime Life or Manufacturers Life in respect thereof. For greater certainty, if the Undertaking and agreement hereunder is terminated, the obligations of Maritime Life and Manufacturers Life under the Maritime Life/MLI Obligations remain unchanged and unaffected.

4.	MFC shall not cause or permit Maritime Life or Manufacturers Life to be wound up or dissolved prior to the payment in full or other satisfaction of the Maritime Life/MLI Obligations.

5.
Section 3.03, Section 3.04(a)(iii), (b), (c), (d), (e), (f) and (g), and Sections 3.05 to 3.08 of the Master Programme Agreement shall apply to MFC as of the date hereof on the same basis as if repeated in full herein, except that each reference to “Maritime Life” therein, or in a defined term used therein, shall instead refer to “Manulife Financial Corporation”, and except that the following shall apply:

(a)
any obligation relating to a prospective offering of Notes by MLCF or a prospective issuance of Annuities by MFC (including in relation to a future Prospectus or future Prospectus Amendment) shall be disregarded;

(b)	each reference to “issuing” or “entering into” (and similar phrases) in respect of a Maritime Life/MLI Obligation shall instead refer to the “assumption” of such obligation;

(c)	each reference to “issuing” or “entering into” (and similar phrases) in respect of an Annuity shall instead refer to “guaranteeing” such Annuity;

(d)
the term “Maritime Life Annuities and Agreements” shall mean “the obligations guaranteed by MFC under each Annuity and each Acknowledgement and Confirmation of Annuity Transfer and the obligations assumed by MFC as co-obligor under the Master Programme Agreement, this Undertaking, each Subordinated Loan Commitment and each acknowledgement, agreement and certificate delivered by MFC pursuant to or in connection with any of the foregoing”;

(e)	Sections 3.03(a) and (b) shall not apply to MFC except pursuant to the terms of the Guarantee;

(f)	Section 3.03(i) shall not apply to MFC;

(g)
compliance by MFC with the notice, information and disclosure requirements under Section 3.03(e), (g), (j), (k), (m), (n) and (p) of the Master Programme Agreement in respect of itself shall satisfy MFC’s obligations thereunder in respect of Maritime Life;

(h)
the term “Agreement” shall mean “the obligations assumed by MFC under the Master Programme Agreement, this Undertaking, the Guarantee and each agreement delivered by MFC pursuant to or in connection with any of the foregoing”; and

(i)
the “relative benefits” received by MFC shall be determined for the purposes of applying Section 3.04(d) of the Master Programme Agreement by reference to the amount of the annuity premium originally received by Maritime Life upon the issuance of the applicable Annuity.

6.
MFC’s obligations pursuant to this Undertaking shall terminate and be of no further force and effect (except in respect of any demand previously made on MFC hereunder) as of the date that the Guarantee terminates pursuant to Section 10 thereof.

7.
MFC shall do all things and provide all such reasonable assurances as may be required to give effect to the agreements and undertakings contemplated hereby and shall provide such further documents or instruments as may reasonably be necessary or desirable to give effect to this Undertaking and to carry out its provisions.

8.	This Undertaking shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in such Province.

9.
If one or more provisions of this Undertaking shall be invalid, illegal or unenforceable in any respect under any Applicable Law, the validity, legality and enforceability of the remaining provisions of this Undertaking shall not be affected or impaired thereby.

10.	Each reference in this Undertaking to MLCF includes, unless the context otherwise requires, the Issuer Trustee in its capacity as trustee of MLCF.

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IN WITNESS OF WHICH the undersigned has executed this Undertaking as of January 29, 2007.

MANULIFE FINANCIAL CORPORATION

By: /s/ Peter H. Rubenovitch
Name: Peter H. Rubenovitch
Title: Senior Executive Vice President and Chief Financial Officer

Schedule 1

Maritime Life/MLI Obligations

1.	License Agreement between Maritime Life and MLCF dated August 15, 2001

2.
Master Programme Agreement dated as of December 21, 2001 among Maritime Life, Canada Trust in its capacity as trustee of MLCF, Canada Trust in its personal capacity, the Dealers from time to time parties thereto, the Indenture Trustee and the Promoter

3.	Annuity Policy Number 15307 effective March 12, 2002 issued by Maritime Life to RBC DS Financial Services (Ontario) Inc. and transferred to Canada Trust as trustee of MLCF as of March 12, 2002

4.	Annuity Rider No. 1 to Annuity Policy Number 15307 dated March 12, 2002

5.	Acknowledgement and Confirmation of Annuity Transfer between MLCF, the Promoter, RBC DS Financial Services (Ontario) Inc., the Indenture Trustee and Maritime Life dated March 12, 2002

6.	Non-interest Bearing, Unsecured, Series 2002-2 Subordinated Note issued by MLCF to Maritime Life dated March 12, 2002

7.	Annuity Policy Number 16042 effective November 12, 2003 issued by Maritime Life to RBC DS Financial Services (Ontario) Inc. and transferred to Canada Trust as trustee of MLCF as of November 12, 2003

8.	Annuity Rider No. 1 to Annuity Policy Number 16042 dated November 12, 2003

9.	Acknowledgement and Confirmation of Annuity Transfer between MLCF, the Promoter, RBC DS Financial Services (Ontario) Inc., the Indenture Trustee and Maritime Life dated November 12, 2003

10.	Non-interest Bearing, Unsecured, Series 2003-1 Subordinated Note issued by MLCF to Maritime Life dated November 12, 2003

Schedule 2

MFC Representations and Warranties

Defined Terms

Capitalized terms used in this Schedule and not defined herein have the meanings specified in the attached Undertaking and Notice of Assumption, including if incorporated by reference therein. The following terms shall have the following meanings for the purposes of this Schedule:

“MFC” shall mean Manulife Financial Corporation, together with its successors from time to time.

“Material Adverse Effect” shall mean a material adverse effect on (a) the business, operations, prospects, properties, assets or condition, financial or otherwise of MFC and it subsidiaries, taken as a whole, (b) the validity or enforceability against MFC of the Undertaking, the Guarantee or the assumption by MFC of the Maritime Life/MLI Obligations, or (c) the ability of MFC to pay and perform any of its obligations and liabilities under the Undertaking, any of the Maritime Life/MLI Obligations or the Guarantee.

Representations and Warranties

1.
Existence. MFC is a corporation existing under the laws of Canada. MFC was incorporated by Letters Patent of Incorporation issued under the Insurance Companies Act (Canada) on April 26, 1999. Since its incorporation, MFC has not been continued outside of Canada.

2.
Power, Capacity and Authority to Carry on Business. MFC has the necessary power, capacity and authority to conduct its business and is qualified to do business in those jurisdictions in which business is conducted by it except where the failure to be so qualified (individually or in the aggregate) would not have, or reasonably be expected to have, a Material Adverse Effect.

3.
Power and Capacity Respecting, and Authorization of, the Undertaking. MFC has all necessary power and capacity to execute and deliver the Undertaking and the Guarantee, to undertake and to perform the obligations expressly to be performed by it in the Undertaking and the Guarantee, and has taken all necessary corporate or other action to approve and to authorize the same.

4.
Power and Capacity Respecting, and Authorization of, the Maritime Life/MLI Obligations. MFC has all necessary power and capacity to assume and perform the Maritime Life/MLI Obligations assumed by it pursuant to the Undertaking and such assumption has been duly approved and authorized by all necessary corporate or other action.

5.
Execution and Enforceability. Each of the Undertaking and the Guarantee has been duly executed and delivered by MFC and constitutes a legal, valid and binding obligation of MFC enforceable against MFC in accordance with its terms and, each Maritime Life/MLI Obligation assumed under the Undertaking constitutes the legal, valid and binding obligation of MFC enforceable against MFC in accordance with its terms; in each case except to the extent that enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally, and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

6.
Authorizations, Consents and Approvals. Except for any such authorizations, consents, approvals, filings, notifications or registrations the failure to obtain which (individually or in the aggregate) would not have, or reasonably be expected to have, a Material Adverse Effect, MFC has obtained or made, or has had obtained or made on its behalf, all authorizations, consents, approvals, filings, notifications and registrations required by it under Applicable Law or from any Governmental Authority with jurisdiction for or in connection with the Undertaking and the Guarantee and for or in connection with the assumption of each Maritime Life/MLI Obligation and the entering into of the Guarantee and the payment and performance by MFC of the obligations and liabilities to be undertaken by MFC in the Undertaking, each such Maritime Life/MLI Obligation and the Guarantee, and each such authorization, consent, approval, filing, notification and registration is in full force and effect.

7.
No Conflict with Organizational Documents or Agreements. The assumption and performance of each Maritime Life/MLI Obligation and the entry into, execution, delivery and performance of the Undertaking and the Guarantee and the consummation of the transactions contemplated in the Undertaking and the Guarantee and compliance with the terms thereof do not and will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, the Organizational Documents of MFC or any indenture, trust deed, mortgage or other agreement or instrument to which MFC is a party or by which it or any of its property is bound, or infringe any existing Applicable Law relative to MFC except for such breaches, defaults and infringements which (individually or in the aggregate) would not have, or reasonably be expected to have, a Material Adverse Effect.

8.
Litigation. There is no action, suit or proceeding pending against MFC or, to the knowledge of MFC, threatened against MFC before any court or arbitrator or any governmental body, agency or official in which there is a reasonable possibility of an adverse decision (i) which, except as disclosed by MFC in any filings with the Securities Commissions, would have a material adverse effect on the ability of MFC to perform its obligations under this Undertaking and the Guarantee, or (ii) which in any manner draws into question the enforceability or validity of this Undertaking or the Guarantee.

9.	Annuities.The following statements are, and at all times while the Notes are outstanding will be, true and correct:

(a)	Manufacturers Life intends that each Annuity will constitute an annuity contract for all purposes;

(b)
annuities are issued and sold by Manufacturers Life in the conduct of its business activities as a life insurance company and consistent with the business of other insurers of issuing and selling annuities;

(c)
each Annuity will be valued and administered in compliance with the requirements applicable to Manufacturers Life’s annuities generally and, in particular, Manufacturers Life will account for its obligations in respect of each Annuity in its financial statements and regulatory filings as it does any other annuity contract that it issues and it will maintain the provision for policy liability required under the ICA for each Annuity, consistent with its practice for the rest of its annuities business;

(d)
the contracts that would be issued by Manufacturers Life upon the exercise by the holder of an Annuity of the option provided for in the Annuity are consistent with the annuities issued by Manufacturers Life in its ordinary business as a life insurance company;

(e)	each Annuity constitutes a ‘policy’ as defined in the Winding-up and Restructuring Act (Canada) and the ICA;

(f)	each Annuity complies with all Applicable Laws and there is no provision of any Applicable Law which would or could render any such Annuity void or unenforceable for any reason; and

(g)	the only condition to the effectiveness of any Annuity is the payment of the premium specified to be payable thereunder.

10.
Treatment of Annuities under Income Tax Act. Each Annuity (A) will not be an “exempt policy” or a “prescribed annuity contract” for purposes of the provisions of Section 12.2 of the Income Tax Act (Canada), (B) will not be a “segregated fund policy” as such term is defined by subsection 138.1(1) of the Income Tax Act (Canada) for purposes of Part I of the Income Tax Act (Canada) and for purposes of Part XI of the Income Tax Act (Canada) as it is proposed to be amended by proposals to amend the Income Tax Act (Canada) publicly released by the Department of Finance prior to the date of the Undertaking, and (C) will not be an annuity contract in respect of which all or any portion of Manufacturers Life’s reserves vary in amount depending on the fair market value of a specific group of properties.

11.
Annuity Income Inclusion under Section 12.2 of Income Tax Act. All amounts required to be included in the income of MLCF in respect of an Annuity pursuant to the Income Tax Act (Canada) will be required to be included in the income of MLCF by reason of Section 12.2 of the Income Tax Act (Canada).

12.
No Termination Events Under Annuities. There exists no event or circumstance which constitutes or (with the passing of time, the giving of notice, the making of any determination, or any combination thereof) may be reasonably expected to constitute an event which would allow or require early payments under or in relation to any Annuity.

13.
Continuous Disclosure. All information and statements required to be contained in each Continuous Disclosure Document relating to MFC is, on the date of delivery to MLCF pursuant to the provisions of Section 5 of the Undertaking corresponding to Section 3.03(k) of the Master Programme Agreement and on the date of any applicable filing with any Securities Commission, true and correct in all material respects and contains no Misrepresentation and no material fact has been be omitted from such Continuous Disclosure Document which is required to be stated or which is necessary to make any statements or information contained therein not misleading in light of the circumstances in which they are made.